                                                                    Exhibit 99.1
Contact:
Lawrence H. N. Kinet
Chairman and CEO
Aksys, Ltd.
(847) 229-2222


For Immediate Release
---------------------


                     AKSYS REPORTS SECOND QUARTER RESULTS

Lincolnshire, IL, July 21, 1998 - Aksys, Ltd. (NASDAQ: AKSY), a pioneer in innovative dialysis systems, today reported results for the second quarter and six months ended June 30, 1998.

For the second quarter ended June 30, 1998, the Company reported a net loss of $3,877,000, or ($0.26) per share, compared with a net loss of $3,781,000, or ($0.27) per share, for the second quarter a year ago. The decrease in the loss per share resulted from an increase in weighted average common shares outstanding for the quarter and year to date periods, primarily due to an equity investment in Aksys by Teijin Limited. Overall, operating expenses remained relatively constant year to year, as the increase in research and development expenditures was more than offset by a reduction in business development and
general and administrative expenses.   The Company's use of cash to fund
operations resulted in a reduction of interest bearing investments and hence a decrease in net interest income from $593,000 during the second quarter a year ago to $458,000 for the second quarter ended June 30, 1998. At quarter end, the Company had total cash and short-term investments of $23.2 million and long-term investments of $6.3 million.

For the six months ended June 30, 1998, the Company reported a net loss of $7,488,000, or ($0.51) per share, versus a net loss of $7,252,000, or ($0.53)
per share, for the first six months of 1997. With operating expenses relatively unchanged year to year, the slightly higher net loss is primarily a result of a decrease in net interest income from $1,234,000 during the first six months last year to $946,000 for the six-month period ended June 30, 1998.

On July 2, 1998, the Company signed the First Strategy Written Consent with its Japanese partner, Teijin Limited. This represents the first development milestone under the terms of the Joint Development Agreement between Aksys and Teijin. The First Strategy identifies the time frame during which the finalization of PHD System specifications, future clinical evaluation and market launch are to take place in Japan. Under the terms of the Joint Development Agreement, the signing of the First Strategy resulted in a $1,000,000 payment to Aksys by Teijin.

Earlier this month, the Company completed the first "live" test of the PHD System, having used it to successfully conduct a number of animal dialysis treatments. While the PHD System has historically performed well in a laboratory environment, this recent test represented the first "live" application during which the PHD System consistently met performance specifications.

                                    -more-

AKSYS REPORTS SECOND QUARTER RESULTS
Page 2


Lawrence H.N. Kinet, Chairman and Chief Executive Officer, said, "The consummation of the First Strategy Written Consent with Teijin is a noteworthy event for Aksys and signifies meaningful progress toward the successful introduction of our PHD System in Japan. We are also pleased with the results from the animal evaluation of the PHD System, the data from which will be useful to our development efforts as we prepare for IDE submission and first human use."

Kinet continued, "Over the last year we have made a number of additions to our management team. The R&D team, in particular, has been strengthened over the past year and was responsible for redefining our internal development process and line of accountability. During that time, we have met or beaten every milestone and are very much on track as we prepare to file for IDE approval by the end of the third quarter or shortly thereafter, followed by a clinical evaluation of the PHD System."

Aksys, Ltd. is developing hemodialysis products and services for patients suffering from kidney failure. The Company's lead product in development, the PHD(tm) System, is a next generation hemodialysis system designed to improve clinical outcomes of patients and reduce mortality, morbidity and the associated high cost of patient care. Further information is available on Aksys' website: www.aksys.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties. The Company's actual results could differ materially from the results identified or implied in any forward-looking statement and these statements are based on the Company's views as of the date they are made with respect to future events. Factors that could cause such a difference include, but are not limited to, risks related to the failure to meet development and manufacturing milestones on a timely basis, changes in GMP requirements, changing market conditions, risks related to the regulatory approval process, whether and when the Company will obtain clearance from the FDA of a 510(K) pre-market notification and what additional clinical and other data the Company might have to obtain in connection with seeking such clearance, and risks associated with the timing and scope related to the commencement of clinical trials based on an approved Investigational Device Exemption (IDE), a prerequisite for the commencement of such trials.



                         - financial table to follow -

                          AKSYS, LTD. AND SUBSIDIARY
                       (a development stage enterprise)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                              Quarter ended June 30,       Six months ended June 30,
                                            --------------------------    --------------------------
                                                1998           1997          1998           1997
                                            -----------    -----------    -----------    -----------
Revenues:                                   $         0    $         0    $         0    $         0
                                            -----------    -----------    -----------    -----------

Operating expenses:
   Research and development                   3,464,000      3,131,000      6,388,000      5,905,000
   Business development                         111,000        245,000        371,000        493,000
   General and administrative                   760,000        998,000      1,675,000      2,088,000
                                            -----------    -----------    -----------    -----------
Total operating expenses                      4,335,000      4,374,000      8,434,000      8,486,000
                                            -----------    -----------    -----------    -----------

Operating loss                               (4,335,000)    (4,374,000)    (8,434,000)    (8,486,000)

Net interest income                             458,000        593,000        946,000      1,234,000
                                            -----------    -----------    -----------    -----------

Net loss                                    $(3,877,000)   $(3,781,000)   $(7,488,000)   $(7,252,000)
                                            ===========    ===========    ===========    ===========

Net loss per share - basic and diluted      $     (0.26)   $     (0.27)   $     (0.51)   $     (0.53)
                                            ===========    ===========    ===========    ===========

Weighted average shares outstanding          14,669,000     13,767,000     14,585,000     13,757,000
                                            ===========    ===========    ===========    ===========

                          SELECTED BALANCE SHEET DATA


                                                         June 30,   December 31,
                                                           1998        1997
                                                       -----------  -----------
Cash and short-term investments                        $23,225,000  $29,196,000
Working capital                                         22,524,000   28,433,000
Long-term investments                                    6,290,000    2,808,000
Total assets                                            34,244,000   36,647,000
Total liabilities                                        1,293,000    1,359,000
Stockholders' equity                                    32,951,000   35,288,000

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